Exhibit 99.2

News release

Cenovus announces the Pricing Terms of its
Pending Maximum Tender Offer

Calgary, Alberta (September 23, 2021) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced the pricing terms of its previously announced cash tender offer (the “Maximum Tender Offer”) for up to an increased maximum aggregate purchase price of $1,250,000,000 (such increased aggregate purchase price, the “Maximum Aggregate Purchase Price”) of its outstanding 3.800% Notes due 2023 (the “2023 Notes”), its outstanding 4.000% Notes due 2024 (the “2024 Notes”), its outstanding 5.375% Notes due 2025 (the “2025 Notes”), its outstanding 4.250% Senior Notes due 2027 (the “2027 Notes”) and its outstanding 4.400% Notes due 2029 (the “2029 Notes” and, together with the 2023 Notes, the 2024 Notes, the 2025 Notes and the 2027 Notes, the “Maximum Tender Offer Notes”). As previously announced, Cenovus has eliminated the Series Tender Cap (as defined in the Offer to Purchase dated September 9, 2021 (the “Offer to Purchase”)) for the 2025 Notes. The terms and conditions of the Maximum Tender Offer are described in the Offer to Purchase.

References in this news release to "$" are to United States dollars.

As of 5:00 p.m., New York City time, on September 22, 2021 (the “Early Tender Date”), as reported by D.F. King & Co., Inc., the tender and information agent for the Maximum Tender Offer, the aggregate principal amount of each of the 2023 Notes, the 2024 Notes and the 2025 Notes listed in the table below had been validly tendered and not validly withdrawn. The applicable Reference Yield, Repurchase Yield, Early Tender Payment and Total Consideration (each as defined more fully in the Offer to Purchase) with respect to the 2023 Notes, the 2024 Notes and the 2025 Notes accepted for purchase are detailed in the table below.

Title of Security	CUSIP/ISIN	Initial Principal Amount	Acceptance Priority Level	U.S. Treasury Reference Security	Reference Yield	Fixed Spread	Repurchase Yield	Aggregate Principal Amount Tendered	Aggregate Principal Amount Expected to be Accepted	Proration Factor(a)	Early Tender Payment (b) (c)	Total Consideration (b) (c)
3.800% Notes due 2023	15135UAJ8/US15135UAJ88	$450,000,000	1	0.125% UST due 8/31/2023	0.249%	+35 bps	0.599%	$334,712,000	$334,712,000	100%	$30	$1,054.86
4.000% Notes due 2024	448055AK9/ US448055AK92	$750,000,000	2	0.375% UST due 8/15/2024	0.484%	+35 bps	0.834%	$481,224,000	$481,224,000	100%	$30	$1,072.24
5.375% Notes due 2025	15135UAS8/ US15135UAS87	$1,000,000,000	3	0.75% UST due 8/31/2026	0.899%	+45 bps	1.349%	$747,727,000	$334,326,000	44.7%	$30	$1,139.42

(a) Proration Factor is rounded to the nearest tenth of one percent.
(b) Per $1,000 principal amount.
(c) The Total Consideration for each series of Maximum Tender Offer Notes validly tendered prior to or at the Early Tender Date and accepted for purchase is calculated using the applicable fixed spread shown in the table above and is inclusive of the applicable Early Tender Payment for such series of Maximum Tender Offer Notes.

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Because the aggregate principal amount of Maximum Tender Offer Notes validly tendered and not validly withdrawn at or prior to the Early Tender Date has an aggregate purchase price that exceeds the Maximum Aggregate Purchase Price, Cenovus does not expect to accept for purchase all Maximum Tender Offer Notes that have been validly tendered and not validly withdrawn at or prior to the Early Tender Date. Rather, subject to the Maximum Aggregate Purchase Price, the acceptance priority levels and the applicable proration factors set forth in the table above, in each case as further described in the Offer to Purchase, Cenovus will accept for purchase 2023 Notes, 2024 Notes and 2025 Notes validly tendered and not validly withdrawn before the Early Tender Date. Cenovus expects to accept for purchase 2025 Notes validly tendered and not validly withdrawn before the Early Tender Date on a prorated basis using a proration factor of approximately 44.7%. Cenovus expects to accept for purchase all of the 2023 Notes and all of the 2024 Notes validly tendered and not validly withdrawn before the Early Tender Date and does not expect to accept for purchase any 2027 Notes or 2029 Notes. As a result, a holder who validly tenders and does not validly withdraw Maximum Tender Offer Notes pursuant to the Maximum Tender Offer may have all or a portion of its Maximum Tender Offer Notes returned to it.

Upon consummation of the Maximum Tender Offer, Cenovus will pay the applicable Total Consideration (as shown in the table above for the 2023 Notes, the 2024 Notes and the 2025 Notes) for each $1,000 principal amount of each of the 2023 Notes, the 2024 Notes and the 2025 Notes validly tendered and accepted for payment. The Total Consideration was calculated in the manner described in the Offer to Purchase by reference to a fixed spread specified in the table above plus the yield to par call date based on the bid-side price of the applicable U.S. Treasury Reference Security specified in the table above at 10:00 a.m., New York City time, on September 23, 2021. The Total Consideration also includes the applicable Early Tender Payment (as shown in the table above for the 2023 Notes, the 2024 Notes and the 2025 Notes) for each $1,000 principal amount of each of the 2023 Notes, the 2024 Notes and the 2025 Notes validly tendered and accepted for payment. Payments for 2023 Notes, 2024 Notes and 2025 Notes accepted for purchase will include accrued and unpaid interest from the last interest payment date applicable to the relevant series of Maximum Tender Offer Notes up to, but excluding, the settlement date for Maximum Tender Offer Notes that are validly tendered and not validly withdrawn prior to or at the Early Tender Date (the “Maximum Tender Early Settlement Date”). It is anticipated that the Maximum Tender Early Settlement Date will be September 24, 2021.

The Maximum Tender Offer will expire at midnight, New York City time, at the end of October 6, 2021 (the “Maximum Tender Expiration Date”), unless extended or earlier terminated. Because the Maximum Tender Offer has been fully subscribed as of the Early Tender Date, holders who tender Maximum Tender Offer Notes after the Early Tender Date will not have any of their Maximum Tender Offer Notes accepted for purchase, unless Cenovus elects to increase or eliminate the Maximum Aggregate Purchase Price. Any Maximum Tender Offer Notes tendered after the Early Tender Date, together with any Maximum Tender Offer Notes tendered at or prior to the Early Tender Date but not accepted for purchase by Cenovus, will be returned to the holders thereof as described in the Offer to Purchase.

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The withdrawal deadline for the Maximum Tender Offer was 5:00 p.m., New York City time, on September 22, 2021 and has not been extended. Accordingly, previously tendered Maximum Tender Offer Notes and Maximum Tender Offer Notes tendered after such withdrawal deadline may not be withdrawn, subject to applicable law.

Cenovus’s obligation to accept for payment and to pay for the Maximum Tender Offer Notes validly tendered and not validly withdrawn in the Maximum Tender Offer is subject to the satisfaction or waiver of a number of conditions described in the Offer to Purchase. The Maximum Tender Offer may be terminated or withdrawn in whole or terminated or withdrawn with respect to any series of Maximum Tender Offer Notes, subject to applicable law. Cenovus reserves the right, subject to applicable law, to: (i) waive any and all conditions to the Maximum Tender Offer, (ii) extend or terminate the Maximum Tender Offer, (iii) increase, decrease or eliminate the Maximum Aggregate Purchase Price and/or any Series Tender Cap or (iv) otherwise amend the Maximum Tender Offer in any respect.

Cenovus has retained J.P. Morgan Securities LLC, BofA Securities and MUFG Securities Americas Inc. as dealer managers (the “Dealer Managers”) for the Maximum Tender Offer. Cenovus has retained D.F. King & Co., Inc. as the tender and information agent for the Maximum Tender Offer. For additional information regarding the terms of the Maximum Tender Offer, please contact: J.P. Morgan Securities LLC at (866) 834-4666 (toll free) or (212) 834-3424 (collect); BofA Securities at (980) 387-3907 (collect) or MUFG Securities Americas Inc. at (877) 744-4532 (toll free) or (212) 405-7481 (collect). Requests for documents and questions regarding the tendering of securities may be directed to D.F. King & Co., Inc. by telephone at (212) 269-5550 (for banks and brokers only) or (888) 605-1958 (for all others, toll-free), by email at cve@dfking.com or to the Dealer Managers at their respective telephone numbers.

This announcement is for information purposes only and does not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. The Maximum Tender Offer is being made only pursuant to the Offer to Purchase and only in such jurisdictions as is permitted under applicable law.

Advisory
Forward-looking Information
This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed
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or implied. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Forward-looking information in this document is identified by words such as “may”, “will”, “expect” or similar expressions and includes suggestions of future outcomes, including statements about: payment of the Total Consideration; the deadlines and settlement dates specified herein in regards the Maximum Tender Offer; increasing, decreasing or eliminating the Maximum Aggregate Purchase Price; the payment of accrued and unpaid interest; the use of a proration factor in respect of the 2025 Notes; and the series of Maximum Tender Offer Notes to be accepted for purchase pursuant to the Maximum Tender Offer.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. Material factors or assumptions on which the forward-looking information in this news release is based include: risks related to the acceptance of any tendered Maximum Tender Offer Notes, the expiration and settlement of the Maximum Tender Offer, the satisfaction of conditions to the Maximum Tender Offer, whether the Maximum Tender Offer will be consummated in accordance with the terms set forth in the Offer to Purchase and this news release or at all and the timing of any of the foregoing.

Readers are cautioned that other events or circumstances, although not listed above, could cause Cenovus’s actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements. For a full discussion of material risk factors, refer to Risk Management and Risk Factors in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2020 and in Cenovus’s MD&A for the three and six months ended June 30, 2021 and to the risk factors described in other documents Cenovus files from time to time with securities regulatory authorities in Canada, available on SEDAR at sedar.com, and with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on its website at cenovus.com.

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.
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